AB 4/5

[redacted]

12014377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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*AB 3/19

SEC FILE NUMBER
8-65803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAR 12 2012
Washington, DC
110

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Billow Butler & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 South Wacker Drive, Suite 2050
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darrell M. Butler — 312-559-9055
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

1 S Wacker Drive, STE 1800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/24

OATH OR AFFIRMATION

I, Darrell M. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Billow Butler & Co as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
Anthony Tierney
Notary Public, State of Illinois
Cook County
My Commission Expires Oct. 23, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606-4603
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Billow Butler & Company, LLC

We have audited the statement of financial condition of Billow Butler & Company, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Billow Butler & Company, LLC as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 17, 2012

BILLOW BUTLER & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$	1,001,215
Advances to members		78,609
Fees receivable		10,000
Property and equipment, net of accumulated depreciation of $225,151		9,365
Lease deposit		8,750
TOTAL ASSETS	$	1,107,939

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	76,270
Deferred rent		28,425
Members' capital		1,003,244
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,107,939

See Notes to Statement of Financial Condition

NOTES TO STATEMENT OF FINANCIAL CONDITION

(1) **Summary of significant accounting policies**

Nature of organization and operations - Billow Butler & Company, LLC (the "Company"), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition ("M&A") activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers located throughout the United States for which the estimated sale price will exceed $10 million. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC"). In addition, the Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer.

Revenue recognition and fees receivable - The Company recognizes revenue as it is earned, based on its contractual agreements with its clients and the closings of transactions. The Company bills its clients in accordance with the contractual provisions. The fees receivable represent those fees earned but not yet received. At December 31, 2011, an allowance for collectability was not considered necessary by management. Management evaluates collectability of fees receivable based on their aging and circumstances involved with each specific contract.

Property and equipment - Property and equipment, consisting of mainly office equipment, are recorded at cost and depreciated over a period of three to seven years.

Income taxes - The Company, by virtue of the consent of its members, has elected to operate as a limited liability company. Accordingly, operating net income is specifically allocated and taxed to the individual members and an income tax provision has not been recorded in these financial statements. The Company is subject to state replacement taxes.

Use of estimates - In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, cash equivalents, commissions receivable, and commissions payable, approximate fair value due to the short maturity of these instruments.

(2) Minimum capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $896,520, which was $889,540 in excess of its required net capital of $6,980. The Company's aggregate indebtedness to net capital ratio was .12 to 1.

(3) Lease commitments and deferred rent

The Company leases its office facility under a noncancelable operating lease agreement with monthly payments ranging from $4,472 to $6,003 through April 2015. The lease also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis. Rent expense, including payments for taxes and maintenance costs, amounted to $118,952 for the year ended December 31, 2011.

The lease requires escalating rent payments over the life of the lease. Accounting principles generally accepted in the United States of America require rent expense to be recognized evenly over the lease life. During the initial years of the lease, this results in recognizing more rent expense than cash payments made. At each respective year-end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The excess rent payments made over expenses recognized was $4,660 in 2011 and, accordingly, has cumulatively decreased members' capital by $28,425 as of December 31, 2011.

Future minimum lease payments under this lease as of December 31, 2011, are as follows:

2012	$ 67,277
2013	69,319
2014	71,361
2015	24,014
	$ 231,971

(4) Simplified Employee Pension plan

The Company is a sponsor of a Simplified Employee Pension plan, whereby it can make discretionary contributions on behalf of eligible employees. Employees are eligible after two years of service, with a minimum of 1,000 hours worked for each year of employment. The Company did not make any contributions to the plan during the year ended December 31, 2011.

(5) Concentration of credit risk

For the year ended December 31, 2011, the Company derived 72% of its commission revenues from two customers. There are no amounts due from these customers at December 31, 2011. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with other parties.

(6) Related party transactions

The Company advanced $78,609 to the members as of December 31, 2011. The amounts are non-interest bearing and have no maturity date.

(7) Commitments, Contingencies and Guarantees

The Company had no commitments, contingencies or guarantees as of December 31, 2011 other than those disclosed in these financial statements and footnotes, thereto.

(8) Subsequent events

The Company has evaluated subsequent events through February 17, 2012, the date which the financial statements were available to be issued.

BILLOW BUTLER & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

*Filed as PUBLIC information pursuant to Rule 17a-5 (d) under the Securities Exchange Act of 1934.